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                                                                  APRIL 5, 2013

                   METLIFE INSURANCE COMPANY OF CONNECTICUT
                        FORM S-3 REGISTRATION STATEMENT
                         PRE-EFFECTIVE AMENDMENT NO. 1
                       UNDER THE SECURITIES ACT OF 1933
                              FILE NO. 333-185333

          MEMORANDUM RESPONDING TO COMMISSION STAFF WRITTEN COMMENTS
                            DATED FEBRUARY 27, 2012
           PURSUANT TO COMMISSION RELEASE NO. 33-5231, MARCH 2, 1972

                               -----------------

Set out below are responses to oral comments received from Sonny Oh of the Securities and Exchange Commission ("Commission") staff on April 3, 2013 relating to Pre-Effective Amendment No. 1 (the "Amendment") under the Securities Act of 1933 on Form S-3 filed with the Commission by MetLife Insurance Company of Connecticut ("MICC") on March 13, 2013 for MetLife Shield Level Selector Annuity.

1. STAFF COMMENT (PAGE 10):
   -----------------------

   PLEASE USE THE EXPANDED DEFINITION (I.E., THE ONE USED IN THE DEFINED TERMS) FOR THE SHIELD RATES IN THE "KEY FEATURES OF THE CONTRACT."

   RESPONSE:
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   Comment complied with. SEE page 10 of the marked copy of Pre-Effective
   Amendment No. 2 under the Securities Act of 1933 filed on April 5, 2013 (the "Second Amendment").

2. STAFF COMMENT (PAGES 11-13):
   ---------------------------

   PLEASE CLARIFY AS NECESSARY THE RISK TO THE CONTRACT OWNER EACH RISK FACTOR PRESENTS.

   RESPONSE: Comment complied with. SEE page 12-14 of the Second Amendment.
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3. STAFF COMMENT (RATE CREDITING TYPES - PAGE 12):
   ----------------------------------------------

   PLEASE ADD DISCLOSURE TO THE "EFFECT OF WITHDRAWALS" DISCUSSION IN THE RISK FACTORS SECTION DISCUSSING THE IMPACT OF TAKING A WITHDRAWAL WHEN THE INDEX PERFORMANCE IS NEGATIVE.

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   RESPONSE: Comment complied with. See page 12 of the Second Amendment.
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4. STAFF COMMENT (PAGE 16):
   -----------------------

   PLEASE DELETE THE SENTENCE "ALSO, WE ARE NOT OBLIGATED TO OFFER ANY SHIELD OPTIONS."

   RESPONSE: Comment complied with. SEE page 16 of the Second Amendment.
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5. STAFF COMMENT (PAGE 18):
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   PLEASE EXPLAIN WHY A CHANGE OF THE INDEX USED IN THE EVENT OF AN INDEX
   SUBSTITUTION RESULTS IN THE USE OF A COMPOUND RETURN TO CALCULATE INDEX PERFORMANCE.

   RESPONSE: The language in the narrative has been revised to include the
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   formula used to calculate index performance when there has been a substitution. SEE page 19 and Appendix B of the Second Amendment.

6. STAFF COMMENT (PAGES 19 AND 20):
   -------------------------------

   PLEASE EMPHASIZE THE FOLLOWING STATEMENTS: "THE CAP RATE MAY VARY BETWEEN SHIELD OPTIONS AND IT IS NOT AN ANNUAL RATE" AND "THE STEP RATE MAY VARY BETWEEN SHIELD OPTIONS AND IT IS NOT AN ANNUAL RATE."

   RESPONSE: Comment complied with. See page 20 of the Second Amendment.
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7. STAFF COMMENT (PAGES 19-20):
   ---------------------------

   PLEASE ADD THE NUMERICAL VALUES FOR THE MINIMUM GUARANTEED CAP RATE AND THE MINIMUM GUARANTEED STEP RATE TO THE NARRATIVE DISCUSSION.

   RESPONSE: Comment complied with. SEE page 20 of the Second Amendment.
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8. STAFF COMMENT:
   -------------

   PLEASE CONFIRM THAT THE USE OF THE TERM "INVESTMENT AMOUNT" IS FOLLOWED BY THE CORRECT MODIFIER (E.G., AT THE TERM START DATE, ETC.) THROUGHOUT THE PROSPECTUS.

   RESPONSE: Comment complied with.
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9. STAFF COMMENT (EXAMPLES 1A, 1B, 2A, 2B, 3A, 3B AND 4 AND APPENDIX B):
   --------------------------------------------------------------------

   (A) PLEASE CONFORM THE USE OF THE TERM "ABSORB" IN THE FOOTNOTES TO THE EXAMPLES.

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       RESPONSE: Comment complied with. SEE pages 24, 25, 29 and 37 of the
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       Second Amendment.

    (B)PLEASE INCLUDE THE MATHEMATICAL FORMULA, INCLUDING VALUES FROM THE EXAMPLES, TO SHOW THE CALCULATIONS IN THE FOOTNOTES. IF THE FORMULA INCLUDES AN ADJUSTMENT FOR WITHDRAWALS AND THERE ARE NO WITHDRAWALS TAKEN IN THE EXAMPLE THEN STATE THIS FACT IN THE FOOTNOTE.

       RESPONSE: Comment complied with. SEE pages 24, 25, 26, 27, 28, 29, 33,
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       34, 35, 36, 37, 38 and Appendix B of the Second Amendment.

    (C)IN BOTH THE NARRATIVE AND THE EXAMPLE FOR TAKING A WITHDRAWAL, PLEASE EXPLAIN HOW THE INVESTMENT AMOUNT IS CALCULATED AT THE END OF THE TERM IN WHICH THE WITHDRAWAL WAS TAKEN.

       RESPONSE: Comment complied with. SEE pages 30, 33, 34, 35, 36, 37 and 38
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       of the Second Amendment.

    (D)PLEASE EXPLAIN HOW THE WITHDRAWAL CHARGE IS TAKEN.

       RESPONSE: The withdrawal charge is deducted from the amount withdrawn.
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       SEE page 30 of the Second Amendment.

    (E)PLEASE ADD DISCLOSURE TO THE INTRODUCTION TO EXAMPLE 1 STATING THAT THE CAP RATE STAYS AT 10% FOR THE ENTIRE FIVE YEAR PERIOD COVERED BY EXAMPLE. ALSO ADD DISCLOSURE REGARDING THE NEW INVESTMENT AMOUNT IF A WITHDRAWAL WERE TAKEN.

       RESPONSE: Comment complied with. SEE page 23 of the Second Amendment.
       --------

    (f)Please confirm that the statements in footnote 3 to Example 2A and 3A are accurate.

       RESPONSE: The statements are accurate. Nevertheless, to avoid potential
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       reader confusion, the statements have been deleted. SEE pages 27 and 34 of the Second Amendment.

10.STAFF COMMENT (PAGE 25):
   -----------------------

   PLEASE ADD AN EXAMPLE OF AN ACCRUED STEP RATE.

   RESPONSE: Comment complied with. SEE page 27 of the Second Amendment.
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11.STAFF COMMENT (INVESTMENT AMOUNT - PAGE 31):
   -------------------------------------------

   PLEASE ADD DISCLOSURE REGARDING WHAT FORM (E.G., TELEPHONE, ELECTRONIC, IN WRITING, ETC.) THE NOTICE FOR A TRANSFER REQUEST MUST TAKE.

   RESPONSE: A telephone number the contract owner can call to effect a
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   transfer during the transfer period has been added to the disclosure. SEE page 38 of the Second Amendment.

12.STAFF COMMENT (PAGES 49 AND 51):
   -------------------------------

   PLEASE ADD THE MISSING WEBSITE ADDRESS TO THE PROSPECTUS.

   RESPONSE:
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   Comment complied with. See pages 56 and 58.

13.STAFF COMMENT:
   -------------

   PLEASE ADD THE DISCLOSURE REQUESTED BY ITEM 13 OF FORM S-3 TO THE PROSPECTUS.

   RESPONSE: Comment complied with. The requisite disclosure has been moved
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   from the SAI to the prospectus. SEE page 59 of the Second Amendment.

14.STAFF COMMENT (APPENDIX C):
   --------------------------

   THE INCLUSION OF THE ACCOUNT VALUE AND DEATH BENEFIT AMOUNT ON THE FIRST CONTRACT ANNIVERSARY IN THE EXAMPLE IS CONFUSING BECAUSE THE DEATH BENEFIT AMOUNT ON THAT DATE DOES NOT HAVE ANY RELEVANCE FOR SHOWING THE IMPACT OF A WITHDRAWAL ON THE RETURN OF PREMIUM DEATH BENEFIT THE DAY AFTER THE SECOND CONTRACT ANNIVERSARY.

   RESPONSE: Comment complied with. The example has been revised to remove
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   reference to the death benefit on the first contract anniversary. SEE
   Appendix C of the Second Amendment.

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